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3 London Wall Buildings
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Tel +44 (0)20 7638 9571
Fax +44 (0)20 7628 3444

RECEIVED
2004 JUL -1 A 8:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Citigate Dewe Rogerson

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax no.	001 202 942 9624
From	Catriona Cockburn
Return fax	+44 20 7282 8040
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"
Date	1 July 2004
No. of pages including this one	3

04035210

SUPPL

Please find attached two Erste Bank investor releases.

Kind regards,

Catriona Cockburn
Citigate Dewe Rogerson

dw 2/6

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

If you have experienced any problems with the transmission of this fax please inform the sender on +44 (0)20 7638 9571

ERSTE BANK **INVESTOR INFORMATION**

Vienna, 1 July 2004

Erste Bank stock split effective on 8 July 2004

As already announced in April 2004, in order to make its shares more accessible and marketable Erste Bank has decided to carry out a stock split. The move comes after a considerable rise in the share price in recent months.

The four for one stock split was approved at the Erste Bank AGM on May 4, and will come into effect on the Vienna and Prague Stock Exchanges on 8 July 2004. On that date, each shareholder will receive an additional 3 shares for each share held, thus increasing the number of shares by a factor of 4. Similarly, ADR holders will receive an additional 6 ADRs for each 2 held, thus ensuring that the ratio remains 2 ADRs to 1 share.

On July 8, the share price will therefore be one quarter of the current level (approximately EUR 32). The stock split entails no costs for investors, and will be processed automatically for all investors whose shares are held in custody.

In order to ease the completion of the split, the capital stock of Erste Bank has been increased to a nominal 479,550,464 with funds from reserves. This capital adjustment increased the nominal value (share of capital stock) of each stock certificate from EUR 7.27 to EUR 8.00. After the completion of the split, each share will represent EUR 2.00 of the capital stock of the bank.

At the same time, a capital increase has been effected in connection with the employee and management stock option programme that was launched in 2002. Taking into account the 416,915 shares issued under this programme, the capital stock of Erste Bank will amount to EUR 482,885,784. The shares in issue (pre-split) will amount to 60,360,723.

The listing in Vienna will take place in two steps. From today, July 1, 60,360,723 Erste Bank shares will be tradeable on the Vienna Stock Exchange. From July 8 2004, after the completion of the share split, all 241,442,892 shares will be tradeable on the Vienna and Prague exchanges.

	Number of shares	Capital stock
Before split:	59,943,808	435,628,641.82
Capital adjustment from reserves		43,921,822.18
Plus MSOP and ESOP	416,915	3,335,320.00
	60,360,723	482,885,784.00
After split (from 8 July 2004)	**241,442,892**	**482,885,784.00**

For further information please contact:
Erste Bank, Investor Relations
A-1010 Vienna, Graben 21, Fax: 0043 (0)5 0100 ext. 13112
Gabriele Werzer, Phone: 0043 (0)5 0100 ext. 11286, e-mail: gabriele.werzer@erstebank.at
Thomas Schmee, Phone: 0043 (0)5 0100 ext. 17326, e-mail: thomas.schmee@erstebank.at

ERSTE BANK **INVESTOR INFORMATION**

Vienna, 25 June 2004

Erste Bank: Changes to the Managing Board

It was announced today that André Horovitz is resigning from the Managing Board of Erste Bank der oesterreichischen Sparkassen AG as a result of important personal matters that have forced him to return to the USA. His resignation will take effect as of 30 June 2004.

At its meeting this morning, the Supervisory Board appointed Christian Coreth to the Managing Board of Erste Bank as his replacement. Mr Coreth will assume responsibility for Risk Management (Strategic Risk Management, Credit Risk Management and Credit Restructuring). Responsibility for the Planning and Controlling division will be transferred to Reinhard Ortner, who will remain in charge of Accounting, International Business and Equity Investments.

Mr Coreth (aged 58) began his career in 1972 at Creditanstalt in Vienna in the credit risk management division. He has focused on lending business throughout his entire banking career, moving on to hold various executive positions in domestic and international business divisions at Creditanstalt before joining Erste Bank in 1998 to head the International Business division.

Please conntact:
Erste Bank, Investor Relations
1010 Wien, Graben 21, Telefax: 0043 (0)5 0100 ext. 13112
Gabriele Werzer, Phone: 0043 (0)5 0100 ext. 11286, e-mail: gabriele.werzer@erstebank.at
Thomas Schmee, Phone: 0043 (0)5 0100 ext. 17326, e-mail: thomas.schmee@erstebank.at